BIGLARI CAPITAL CORP.

17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

November 5, 2021

Dear Fellow Cracker Barrel Shareholders:

We are one of the largest and longest-standing shareholders of Cracker Barrel Old Country Store, Inc. (the "Company"), with an ownership of 2,055,141 shares, representing approximately 8.7% of the Company's outstanding shares.

Last year we raised concerns about the Company's poor capital allocation and its failure to execute the three-year plan it announced in 2017. We also identified a gap on the Board — namely, a member with relevant industry expertise. Although the recent appointment of Darryl Wade to the Board may be a step in the right direction, more change is necessary to reverse the trend of the Company's underperformance.

In our judgment, management and the Board must focus their efforts on the core brand rather than on the distraction of extraneous activities that have proved to be value destructive. For instance, within eight months of finalizing an investment in Punch Bowl Social, a bar concept, management lost a staggering $137 million of shareholder money, representing an investment loss of 100%. Shareholders deserve greater transparency.

Our assertions are supported by the Company's poor stock performance, which is a direct reflection of its poor corporate performance. Total shareholder return is significantly lower than that of the casual dining peer set, as cited by the Company in its 2020 investor presentation, as well as the S&P MidCap 400 Index over one-year, three-year, and five-year periods. Additionally, the Company's share performance has lagged behind both the peer median and the S&P MidCap 400 Index since the onset of Covid-19 and since the 2020 shareholder meeting held on November 19, 2020.

Total Shareholder Return

	1-year	3-year	5-year	Since Covid Impact (2/20/20)	Since 2020 Shareholder Meeting
Peer Median	61.4%	(0.9%)	36.8%	(0.6%)	30.6%
S&P MidCap 400	52.0%	60.5%	108.5%	38.7%	34.3%
Cracker Barrel..	**22.5%**	**(7.9%)**	**22.3%**	**(15.4%)**	**0.3%**
Better/(Worse) than Peer Median.............	(38.9%)	(7.0%)	(14.5%)	(14.8%)	(30.3%)
Better/(Worse) than S&P Midcap 400	(29.5%)	(68.4%)	(86.2%)	(54.1%)	(34.0%)

Peer group includes: BJ's Restaurants, Bloomin' Brands, Brinker International, Darden Restaurants, Dave & Buster's, Denny's, Dine Brands, Texas Roadhouse, and The Cheesecake Factory

Source: Factset data as of 11/01/2021

The Company's poor share performance, in our opinion, signifies investors' waning confidence in leadership's ability to effectively address the ongoing industry challenges. Undoubtedly, the Company's performance trails that of its peers. This substandard outcome has occurred despite the Company's superior capital structure. All casual dining chains face similar challenges, but the Board and management have failed to address them, as evidenced by the Company's relative underperformance with respect to its peers.

We remain concerned about the Board's steadfast support for the executive team and its apparent inability or unwillingness to hold management accountable for the Company's underperformance. Last year, despite the Company's precipitous decline in business due to the Covid-19 pandemic, the Board not only approved unearned performance bonuses to executives but also removed the performance criteria by which executive equity grants for the year are assessed. Furthermore, a majority of shareholders (approximately 64% of votes cast) voted *against* the Company's Advisory Vote on Executive Compensation Proposal. In the context of an unprecedented Covid environment, we question the Board's judgment in granting performance bonuses and removing performance criteria for management, at the expense of shareholders.

Cracker Barrel is an iconic brand with great potential. In our view, CEO Sandy Cochran and the current Board must focus their efforts on realizing the Company's full potential instead of pursuing projects that add little incremental value. Furthermore, the Board should consider a more aggressive dividend payout policy. There is significant opportunity for the Company to raise its dividend and issue a one-time special dividend. Ideally, the Company would target a near 100 percent dividend payout ratio: a higher regular dividend and a special dividend that would be adjusted based on earnings for the fiscal year. By way of background, the Company had paid dividends in each of fiscal 2015, 2016, and 2017, at levels approaching its earnings for those years. We were an influential force behind such payouts in the past.

We believe the greatest value lies in making existing Cracker Barrel units more productive rather than expanding into new territory or making acquisitions. As one of the largest shareholders of Cracker Barrel, we look forward to maintaining an ongoing dialogue with management and the Board. We firmly believe, however, that as a direct result of the limited relevant industry experience on the Board, management will likely continue on with a strategy that has failed to create shareholder value.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari